DECKER & CO, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION WITH REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69211

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DECKER & CO, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
833 Market Street, Suite 625
(No. and Street)

San Francisco	CA	94103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Decker 1-415-830-9890
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
LMHS, P.C.
(Name – *if individual, state last, first, middle name*)

80 Washington Street, Building S	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mark Decker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DECKER & CO, LLC, as of February 23, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

COO

Title

PLEASE SEE NOTARY ATTACHED

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

4

5

Signature of Document Signer No. 1

~~*Signature of Document Signer No. 2 (if any)*~~

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of *San Mateo*

Subscribed and sworn to (or affirmed) before me on this 23rd day of February, 2021
by
(1) Mark Decker
(and (2) ______),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ______
Signature of Notary Public

SOHEIL MICHAEL TAHERIAN
COMM. #2265065
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
My Comm. Exp. Oct. 29, 2022

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______ Document Date: ______

Number of Pages: ______ Signer(s) Other Than Named Above: ______

TABLE OF CONTENTS

LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Members
Decker & Co, LLC
San Francisco, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Decker & Co, LLC, as of December 31, 2020, and the related statements of earnings, changes in members' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Decker & Co, LLC, as of December 31, 2020, and the results of its operations and its cash flows for the year then ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Decker & Co, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

From April 10, 2020 through July 1, 2020, the firm operated with a net capital amount that, according to the FAQ issued by the Securities and Exchange Commission on March 13, 2013 (question 13), was below its required net capital. The firm notified the SEC and its Designated Examination Authority (FINRA) on October 28, 2020 of this possible violation, and filed FOCUS reports that may be inaccurate. The firm has possibly violated SEA rule 240.15(c); 240.17a-3 and associated FINRA rules 4511, 2010, 4110.

As of the date of our opinion, the firm was in compliance with the above stated rules and is awaiting a response from FINRA on this matter. The financial impact of these potential violations is not determinable at this time as the firm has not concluded its regulatory inspection.

Supplemental Information

The supplemental information appearing on pages 10 through 15 has been subjected to audit procedures performed in conjunction with the audit of Decker & Co, LLC's financial statements. The supplemental information is the responsibility of Decker & Co, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with *C.F.R. §240.17a-5.* In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.

LMHS, P.C.
We have served as the Decker & Co. LLC's auditor since 2020.
Norwell, Massachusetts

February 22, 2021

Decker & Co, LLC
Statement of Financial Condition
December 31, 2020

ASSETS

Cash and cash equivalents	$ 741,199
Accounts receivable	9,994
Total Assets	$ 751,193

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts Payable	$ 0
Total Liabilities	0
Contributed Capital, net of accumulated withdrawals	974,104
Accumulated Deficit	(222,911)
Total Equity	751,193
Total Liabilities and Members' Equity	$ 751,193

The accompanying notes are an integral part of these financial statements.

Decker & Co, LLC

Statement of Income

For the Year Ended December 31, 2020

Revenue	
Commission Income	$ 2,281,929
Total Revenue	2,281,929
Expenses	
Commissions to Foreign Brokers	248,693
Clearing and Non-Brokerage Charges	51,682
Payroll and Consulting Expenses	1,096,008
Communications Expenses	11,101
General & Administrative (all other accounts)	237,460
Total Expenses	1,644,944
Net Income	$ 636,985

The accompanying notes are an integral part of these financial statements.

Decker & Co, LLC
Statement of Changes in Members' Equity
December 31, 2020

	Contributed Capital, net	Accumulated Deficit	Total
Balances, 12/31/19	$ 1,114,104	$ (859,896)	$ 254,208
Net Income		636,985	636,985
Member Distribution, net	(140,000)	-	(140,000)
Balance, 12/31/20	$ 974,104	$ (222,911)	$ 751,193

The accompanying notes are an integral part of these financial statements.

Decker & Co, LLC
Statement of Cash Flows
December 31, 2020

Cash flows from operating activities:	
Net Income	$ 636,985
(Increase) decrease in	
Accounts receivable	130,150
Increase (decrease) in	
Accounts payable and accrued liabilities	(139,871)
Net cash provided by (used in) operating activities	627,264
Cash flows from financing activities:	
Members' distribution	(140,000)
Net cash provided by (used in) financing activities	(140,000)
Net increase in cash	487,264
Cash balance, beginning of year	253,935
Cash balance, end of year	$ 741,199

Supplemental Cash Flow Information:	
Cash Paid for Interest	$ -
Cash Paid for Taxes	$ 12,800

The accompanying notes are an integral part of these financial statements.

Decker & Co, LLC
Notes to Financial Statements
December 31, 2020

1. Organization and Summary of Significant Accounting Policies

Description of Business

Decker & Co, LLC (the "Company") was organized in the State of Delaware on October 31, 2012. The Company is currently registered as a broker-dealer under Section 15(b) of the Securities Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA") and the Security Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, which provides several classes of services, including the offer and execution by foreign broker dealers under a chaperone agreement under SEC Rule 15a-6 to eligible investors, introduction to foreign issuers for exchange traded foreign securities, for the indirect distribution of research on foreign securities and for acting as an agent for domestic securities transactions for its clients.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3, the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred.

Estimates

The Company prepares its financial statements in conformity with generally accepted accounting principles ("GAAP"). The preparation of financial statements in accordance with such principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents include all highly liquid investments with maturity of three months or less. The Company maintains cash balances at one institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2020, the Company's cash balance at the institution was above the FDIC insured limit.

Accounts Receivable

Accounts receivable consist of commission earned, but not received income billed as of December 31, 2020. Accounts receivable are stated at estimated net realizable value. Decker receives commission income from the clearing brokers directly and Decker will perform reconciliation against these amounts and provision for any potential credit losses.

Revenue Recognition

Revenue is recorded when securities transactions are confirmed by contra parties as to having been executed (trade date). Other non-securities income is recorded as earned when the Company's performance obligation to its customer for a given transaction is met.

A new accounting pronouncement, ASC 606, was adopted during 2018. The pronouncement had no impact on operations during the year. The company used the retrospective method for implementation, which had no impact on current year operations. All revenue is earned at a point in time.

Exchange Rate Fluctuations

The Company recognizes revenue in accordance with ASC 606. During the time from when the revenue is earned until the revenue is collected, foreign currency exchange rates may fluctuate, resulting in an exchange rate gain or loss. The Company's policy is to consider this within revenue and not separately identify these monetary fluctuations.

2. Management Plan

The Company had current year income of $636,985 in the year ending December 31, 2020. This was due to management modifying operations to decrease salaries and increase reps' commissions. The Company has also begun to focus on private placements as a line of business.

3. Net Capital Requirement

As a registered broker and dealer in Securities, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was 0 to 1 at December 31, 2020. Aggregate indebtedness and net capital change from day to day. The Company is required to maintain a ratio of less than 15 to 1. At December 31, 2020, the Company had net capital as defined of $741,199, which exceeded the minimum requirement of $250,000. The Company must maintain a minimum net capital of 120% of the minimum required capital to avoid interim reporting requirements. During the period from April

10, 2020 through July 1, 2020, the Company was possibly operating below its net capital requirement (See footnote 11).

4. Exemption From Rule 15c3-3

With respect to transactions introduced on a fully disclosed basis the Company is exempt from certain provisions of Rule 15c3-3 since it does not clear transactions in securities or hold customer funds or securities. Pursuant to rule 15a-6, the company is not exempt from rule 15c3-3. The Company carries no margin accounts and promptly transmits all customer funds, delivers all customer securities and will not otherwise hold funds or securities of customers

5. Income Taxes

There is no federal income tax liability for the Company at December 31, 2020. As a Limited Liability Company ("LLC") the Company is a flow-through-entity similar to a partnership.

In 2020, $6,000 was recognized for California Franchise Tax expense. The California tax is based on gross receipts.

6. Leases or Lease Commitment

Total rent expense for 2020 was $5,500. The company has entered into no future commitments to pay rent at any office location. The office pays rent on a month-to-month basis.

7. Fixed Assets

At December 31, 2020, the Company's fixed assets were fully depreciated.

8. Fees and Commissions to Foreign Brokers

It is the policy of the Company to include the brokerage fees charged by the Company's foreign broker partners as an expense, or the equivalent amount of brokerage commissions charged to clients to cover these fees as revenue. In 2020, these charges totaled $248,693 paid to foreign brokers. During 2020, Decker's clients generated total commissions of $2,281,929.

9. Fair Value

The Company adopted Financial Accounting Standards ("SFAS") ASC 820 Measurements and Disclosures, for assets measured at fair value on a recurring basis. The ASC 820 had no effect on the Company's financials.

10. Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

11. Contingencies

As stated in footnote 3, during the period from April 10, 2020 through July 1, 2020, the firm operated with a net capital amount that, according to the FAQ issued by the Securities and Exchange Commission on March 13, 2013 (question 13), was below its required net capital. The firm notified the SEC and its Designated Examination Authority (FINRA) on October 28, 2020 of this possible violation, and filed FOCUS reports that may be inaccurate. The firm has possibly violated SEA rule 240.15(c); 240.17a-3 and associated FINRA rules 4511, 2010, 4110. The Company is presently undergoing a FINRA exam. To date no determination has been made as to whether or not any sanctions, monetary or other, will be imposed or, if imposed, whether or not they will have a material impact on the Company's financial or operational position.

12. Subsequent Events

Management has evaluated subsequent events through the date of the Report of Independent Registered Public Accounting Firm on which the financial statements were available to be issued.

13. Accounting Standards

The following standard was implemented during 2019, and as a result there was no beginning balance effect on these financial statements for the year ended December 31, 2020.

ASC 606 – Revenue Recognition

ASC 842 – lease accounting.

This standard did not affect the company, as it has no leases.

14. Litigation

At December 31, 2020, the company was not involved in any lawsuit.

Decker & Co, LLC
Schedule I
Under Rule 15c3-1
Of the Securities and Exchange Commission
December 31, 2020

Company equity	$ 751,193
Less non-allowable assets	
Accounts receivable	(9,994)
Net Capital	741,199
Greater of 6-2/3% of aggregate indebtedness ($0) Or $250,000	250,000
Net capital in excess of requirement	$ 491,199
Ratio of aggregate indebtedness ($0) to Net capital ($491,199) (Required to be less than 15 to 1)	0 to 1

Reconciliation of FOCUS to Financial Statements

Net Capital reported on FOCUS IIA	$741,199
Decrease in cash	-
Increase in accounts payable	(4,281)
Net Capital in Financial Statement	$751,194
Aggregate indebtedness reported on FOCUS IIA	$ 0
Increase in accounts payable	0
Aggregate indebtedness in Financial Statement	$ 0

LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

Mark Brandon Decker,
Decker & Co. LLC

We have examined Decker & Co., LLC's (the "Company") statements, included in the accompanying Compliance Report Assertions, that (1) The Company's internal control over compliance was effective during the most recent fiscal year ended December 31, 2020 except for the period of April 10, 2020 through July 1, 2020; (2) The Company's internal control over compliance was effective as of December 31, 2020; (3) The Company was in compliance with 17 C.F.R. §§ 240.15c3-1, 240.15c3-3(e) and 240.15a-6 (nine letters exemption) as of December 31, 2020; and (4) the information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, 240.15a-6, 240.17a-11 or Rule 4110(b); 2010 and 4511 of FINRA that requires wire order notice to the SEC and or FINRA for failure to maintain net capital will be corrected. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2020. Except for the period of April 10, 2020 through July 1, 2020, the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of and for the year ended December 31, 2020; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2020 was derived from Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

From April 10, 2020 through July 1, 2020, the firm operated below its required net capital, failed to notify the SEC and its Designated Examination Authority (FINRA), and filed inaccurate FOCUS reports. The firm violated SEA rule 240.15(c); 240.17a-3 and associated FINRA rules 4511, 2010, 4110.

In our opinion, Company's statements referred to above are fairly stated, in all material respects.

LMHS, P.C.

LMHS, P. C
Norwell, Massachusetts
February 22, 2021

Decker & Co., LLC's
Compliance Report Assertions

Decker & Co., LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. §240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5, from July 1, 2020
(2) The Company's Internal Control Over Compliance was not effective during the most recent fiscal year ended December 31, 2020 from April 10, 2020 until July 1, 2020;
(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2020;
(4) The Company was in compliance with 17C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2020; and
(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e), from January 1, 2020 until April 9, 2020 was not derived from the books and records of the Company.

From April 10, 2020 until July 1, 2020 the Company operated without a clearing agreement with a carrying broker dealer as required under the Securities and Exchange commission guidance on FAQ issued March 21, 2013 and updated April 14, 2014 answer to question number 10.

From April 10, 2020 until July 1, 2020 the Company operated below the minimum net capital requirement of $250,000 per the SEC guidance FAQ number 13 issued March 21, 2013 and updated April 14, 2014.

Decker & Co., LLC
I, [signature], swear (or affirm) that, to my best knowledge and belief, this Compliance Report is true and correct.

By: Mark Decker, Registered Principal and CEO

Dated: Feb 22, 2021

LMHS, P.C.
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Members
Decker & Co, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Decker & Co, LLC (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

LMHS, P.C
LMHS, P. C
We have served as the Company's auditor since 2020.
Norwell, Massachusetts
February 22, 2021

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2020

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $2,979

B. Less payment made with SIPC-6 filed (**exclude interest**) (507)
07/24/2020
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2,472

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $2,472

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $__________

H. Overpayment carried forward $(__________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

____
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the_____ day of______________, 20_____.

____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2020
and ending 12/31/2020

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$2,281,929
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	296,013
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	296,013
2d. SIPC Net Operating Revenues	$1,985,916
2e. General Assessment @ .0015	$2,979
	(to page 1, line 2.A.)